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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  Tesmark, Inc.
                                  -------------
                                (Name of Issuer)


                          Common Stock $0.001 par value
                          -----------------------------
                          Title of Class of Securities


                                   881605 10 9
                                  -------------
                                  CUSIP NUMBER


                                  Gopal Sahota
                                  11349 90th Av
                                  Delta, B. C.
                                 Canada V4C 3H3

                                 (604-760-3637)
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                   06/09/2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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1. NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Gopal Sahota
         (A Canadian Citizen)

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

        [ ]   (N/A)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

        British Columbia, Canada

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                      7. SOLE VOTING POWER

 NUMBER OF               1,367,000
  SHARES              ---------------------------------------------------------
BENEFICIALLY          8. SHARED VOTING POWER
 OWNED BY
   EACH                  None
 REPORTING            ---------------------------------------------------------
  PERSON              9. SOLE DISPOSITIVE POWER
   WITH
                         1,367,000
                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          None

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,367,000

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12. CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
    (SEE INSTRUCTIONS)

         [ ]    (N/A)

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.1%

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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

Item 1. SECURITY AND ISSUER

     (a) Security:                      Common Stock, $.001 par value

     (b) Name of Issuer:                Tesmark, Inc.

     (c) Address of Issuer:             2921 N. Tenaya Way, Suite 216
                                        Las Vegas, NV 89128


Item 2. IDENTITY AND BACKGROUND

     (a) Name of Person Filing:         Gopal Sahota

     (b) Address of Principal           11349 90th Av
              Business Office:          Delta, B. C.
                                        Canada V4C 3H3

     (c) Principal Occupation:          Systems Controller for the
                                        city of Vancouver, B.C.
     (d) Criminal Proceedings
          in Past Five Years:           None

     (e) Civil Securities Proceedings
          in Past Five Years:           None

     (f) Citizenship:                   Canadian



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds


Item 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person is purchasing the shares for investment. Subsequent to the acquisition of the stock position reported herein, the Issuer entered into a letter of intent, of which the Reporting Person is aware, to acquire all of the outstanding shares of Interactive Engine, Inc., a Nevada Corporation in which Mr. Sahota holds no equity interest. (See Form 425 filed July 7, 2000 by Tesmark, Inc., and incorporated herein by reference). Mr. Sahota has no present plans or proposals that would, by his initiative, result in a change in the present board of directors or management of the Issuer, or any other extraordinary corporate transaction or material change in the status of the corporation or of its securities.

Item 5. INTEREST IN SECURITIES OF ISSUER

     (a) Gopal Sahota holds 1,367,000 shares of common stock of the Company (16.1%)

     (b) Shared voting and dispositive  power:  None
         Sole voting and dispositive power: 1,367,000 shares.

     (c) On June 9, 2000, Gopal Sahota purchased 1,367,000 shares of the issuer's common stock from selling shareholder Floyd Robertson for an aggregate purchase price of US$41,667 from Mr. Sahota's personal funds. Mr. Sahota tendered certified funds at the offices of the Issuer.

     (d) No person other than the Reporting Person has the right to receive or direct dividends or sale proceeds from the securities;

     (e) The Reporting Person remains a beneficial owner of more than 5% of this class of securities.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies.


Item 7. EXHIBITS

None

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 10, 2000


/s/ Gopal Sahota
-------------------
Gopal Sahota